                                                                   EXHIBIT 99.7





                      BRINDLEY & BRINDLEY

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                        PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Brindley & Brindley Realty and Development, Inc.
     and B&B On The Beach, Inc.:

We have audited the accompanying combined balance sheets of Brindley & Brindley consisting of Brindley & Brindley Realty and Development, Inc., and B&B On The Beach, Inc., both North Carolina corporations, as of December 31, 1997 and May 26, 1998, and the related combined statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1997 and for the period from January 1, 1998 through May 26, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Brindley & Brindley, as of December 31, 1997 and May 26, 1998, and the results of their operations and their cash flows for the year ended December 31, 1997 and for the period from January 1, 1998 through May 26, 1998, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP




Houston, Texas
July 24, 1998

                               BRINDLEY & BRINDLEY

                             COMBINED BALANCE SHEETS
                        (In thousands, except share data)


                                                                             December 31,         May 26,
                                                                                1997               1998
                                                                             ------------       ---------

                                      ASSETS
                                      ------
CURRENT ASSETS:
    Cash and cash equivalents                                                 $    24            $   685
    Cash held in trust                                                          3,895              1,880
    Accounts receivable                                                            62                 48
    Prepaid expenses and other current assets                                      37                135
                                                                              -------            -------
              Total current assets                                              4,018              2,748

PROPERTY AND EQUIPMENT, net                                                       125                148
                                                                              -------            -------
             Total assets                                                     $ 4,143            $ 2,896
                                                                              -------            -------
                                                                              -------            -------

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
       ----------------------------------------------

CURRENT LIABILITIES:
    Current portion of long-term debt                                         $    19           $     19
    Customer deposits and deferred revenue                                      3,895              3,909
    Accounts payable and accrued liabilities                                      108                129
    Distribution payable to stockholders                                        -                    453
                                                                              -------            -------
              Total current liabilities                                         4,022              4,510

LONG-TERM DEBT, net of current maturities                                          22                 22

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock, $1 par; 200,000 shares authorized;
       200 shares outstanding                                                   -                  -
    Retained earnings (deficit)                                                    99             (1,636)
                                                                              -------            -------
              Total stockholders' equity (deficit)                                 99             (1,636)
                                                                              -------            -------
              Total liabilities and stockholders' equity (deficit)            $ 4,143            $ 2,896
                                                                              -------            -------
                                                                              -------            -------


   The accompanying notes are an integral part of these financial statements.

                               BRINDLEY & BRINDLEY

                        COMBINED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                     January 1
                                                 Year Ended           Through
                                                 December 31,         May 26,
                                                    1997               1998
                                              ----------------      -----------
REVENUES:
    Property rental fees                              $2,642          $  261
    Service fees                                         978             238
    Real estate commissions, net                         401             136
                                                     -------           ------
              Total revenues                           4,021             635

OPERATING EXPENSES                                     3,028           1,327

GENERAL AND ADMINISTRATIVE EXPENSES                      482             262
                                                     -------           ------
              Income from operations                     511            (954)
                                                     -------           ------
OTHER INCOME:
    Interest income, net                                  42              27
                                                     -------           ------
NET INCOME (LOSS)                                     $  553          $ (927)
                                                     -------           ------
                                                     -------           ------


   The accompanying notes are an integral part of these financial statements.

                               BRINDLEY & BRINDLEY

        COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                        (In thousands, except share data)



                                    Common Stock            Retained
                                --------------------        Earnings
                                Shares        Amount        (Deficit)       Total
                                ------        ------        ---------       -----
BALANCE, December 31, 1996       200          $ -           $    73        $    73
  Net income                      -             -               553            553
  Distributions                   -             -              (527)          (527)
                                 ---          ----           ------          -----
BALANCE, December 31, 1997       200            -                99             99
  Net loss                        -             -              (927)          (927)
  Distributions                   -             -              (808)          (808)
                                 ---          ----           ------          -----
BALANCE, May 26, 1998            200          $ -           $(1,636)       $(1,636)
                                 ---          ----           ------          -----
                                 ---          ----           ------          -----


   The accompanying notes are an integral part of these financial statements.

                               BRINDLEY & BRINDLEY

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                           Year             January
                                                                           Ended            Through
                                                                         December 31,       May 26,
                                                                            1997              1998
                                                                      --------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                       $ 553              $ (927)
  Adjustments to reconcile net income to net cash
    provided by operating activities-
      Depreciation                                                           87                  25
  Changes in operating assets and liabilities-
    Accounts receivable                                                     (33)                 14
    Cash held in escrow                                                     -                 2,015
    Prepaid expenses and other current assets                               (30)                (98)
    Accounts payable and accrued liabilities                                  4                  21
    Customer deposits and deferred revenue                                  -                    14
                                                                          -----              -----
          Net cash provided by operating activities                         581               1,064
                                                                          -----              -----

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                        (83)                (48)
                                                                          -----              -----
          Net cash used in investing activities                             (83)                (48)


CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from long-term debt                                           19                 -
  Distributions to stockholders                                            (527)               (355)
                                                                          -----              -----
          Net cash used in financing activities                            (508)               (355)

NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                          (10)                661

CASH AND CASH EQUIVALENTS, beginning of period                               34                  24
                                                                          -----              -----

CASH AND CASH EQUIVALENTS, end of period                                  $  24              $  685
                                                                          -----              -----
                                                                          -----              -----
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid for interest                                                $   3              $    7
                                                                          -----              -----
                                                                          -----              -----

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  INFORMATION:
    Accrued distribution to stockholders                                  $   -             $  453
                                                                          -----              -----
                                                                          -----              -----



   The accompanying notes are an integral part of these financial statements.

                               BRINDLEY & BRINDLEY

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.    BUSINESS AND ORGANIZATION:

Brindley & Brindley Realty and Development, Inc. and B&B On The Beach, Inc. (collectively "Brindley & Brindley" or the "Company") both North Carolina companies, are leading providers of beach vacation property rentals, management services and sales in the Outer Banks of North Carolina. Brindley & Brindley manages approximately 450 rental homes. The Company provides its management services to property owners pursuant to management contracts, which are generally one year in length. The majority of such contracts allow property owners to terminate the contract at any time. Brindley & Brindley's operations are seasonal, with peaks during the second and third quarters of the year.

On May 26, 1998 ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination").

In connection with the Combination, the owner and certain key employees have agreed to reductions in salary and benefits which would have reduced general and administrative expenses by approximately $69,000 and $34,000 for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, respectively. In addition, certain stockholders retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combinations and the purchase price for the Company was adjusted by certain working capital adjustments of approximately $453,000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. The Company requires an advance rent equal to 50% of the rental fee at the time reservations are booked and the remaining 50% of the rental fee 30 days prior to the expected arrival date. These advance rents are non-refundable and are recorded as customer deposits and deferred revenue in the accompanying combined financial statements until the guest stay commences. The Company records revenue for cancellations as they occur.

Service fees are recorded for a variety of services and are recognized as the service is provided, including housekeeping, reservations and pool/spa services.

Commissions on real estate sales are recognized at closing and are recorded net of the related commission expense. The Company recognized commission revenues of $1,189,000 and $374,000, and commission expense of $788,000 and $238,000 for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, respectively.

      Operating Expenses

Operating expenses include rental agent commissions, employees salaries, marketing and advertising expense, and other costs associated with property sales, rental and management.

      Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

      Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the combined statements of operations.

      Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby the Company is not subject to taxation for federal or state purposes. Under S Corporation status, the stockholders report their shares of the Company's taxable earnings or losses in their personal tax returns.

      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Risk

The Company's operations are exclusively in the Corolla, North Carolina area and are subject to significant changes due to weather conditions.

3.   DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:


Property and equipment consisted of the following (in thousands):

                                                                          Estimated
                                                                           Useful
                                                                            Lives          December 31,          May 26,
                                                                          In Years             1997               1998
                                                                         ----------       -------------          --------
          Buildings and improvements                                          5-40              $  7                 $  7
          Office equipment and vehicles                                       3-7                338                  386
                                                                                                 ---                  ---
                                                                                                 345                  393
          Less - Accumulated depreciation                                                       (220)                (245)
                                                                                                ----                  ---
          Property and equipment, net                                                          $ 125                 $148
                                                                                                ----                  ---
                                                                                                ----                  ---


Accounts payable and accrued liabilities consisted of the following (in thousands):


                                                                               December 31,           May 26,
                                                                                    1997               1998
                                                                               ------------         ----------

          Accrued compensation and benefits                                          $ 28                $ 54
          Accounts payable and other accrued liabilities                               80                  75
                                                                                     ----                 ---
               Total accounts payable and accrued liabilities                        $108                $129
                                                                                     ----                 ---
                                                                                     ----                 ---


At May 26,1998, maturities of long-term debt were as follows (in thousands):

        Remainder of 1998                  $19
        1999                                 8
        2000                                 9
        2001                                 5
                                           ---
                                           $41
                                           ---
                                           ---

In conjunction with the Combination, all outstanding debt was extinguished.

4.    COMMITMENTS AND CONTINGENCIES:

      Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's combined financial position or combined results of operations.

      Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the period presented in the accompanying combined financial statements.

      Benefit Plans

The Company's 401(k) retirement plan is available to substantially all of the Company's full-time salaried employees. The Company's contribution to the plan is based upon a percentage of employee contributions. The cost of this plan to the Company was approximately $14,000 for the year ended December 31, 1997 and $5,000 for the period from January 1, 1998 through May 26, 1998.

5.    RELATED PARTIES:

During 1997, the Company paid approximately $104,000 or approximately $8,700 per month to one of the owners for rent of the office building and local warehouse pursuant to two oral agreements, each on a month-to-month basis. Brindley & Brindley entered into two written lease agreements with the Brindleys for these facilities that commenced on January 1, 1998. The terms of these leases expire December 31, 2002, with options to extend for two 5-year periods at the end of the lease periods and provide for aggregate annual rental payments of approximately $134,000. For the period from January 1, 1998 through May 26, 1998, the Company paid approximately $57,000 under these agreements.

The Company received real estate sales commissions of $70,000 and $2,000 from Outer Banks Ventures, Inc., an affiliate for the year ended December 31, 1997 and for the period from January 1, 1998 through May 26, 1998, respectively.